Exhibit 99.1

APTORUM GROUP LIMITED

(a Cayman Islands exempted company with limited liability)

(NASDAQ: APM)

NOTICE OF SPECIAL EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting of shareholders (the “February 2023 Special Meeting”) of Aptorum Group Limited (the “Company”) will be held on February 21, 2023, at 10:00 am, London local time, at 4T.07, 17 Hanover Square, Mayfair London, England W1S 1BN for the following purposes:

Item		Board Vote Recommendation

1.

To approve by a special resolution that the merger of the Company with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company on the terms of the Plan of Merger (as defined below) (the “Merger”) be and is hereby approved; and the plan of merger in substantially the same form as attached as Annex A to this Notice, including the change in par value in Company shares from USD10 to USD0.00001 (the “Plan of Merger”) be and is hereby approved and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same.

“FOR”

2.	Subject to shareholders’ approval of Proposal 1, to approve by a special resolution that an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to this Notice, to reflect (i) the Merger; (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the “Amendments of M&A”) and that the draft Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.	“FOR”

As of the date of this Notice (the “Notice”), we have not received notice of any other matters that may be properly presented at the February 2023 Special Meeting.

This Notice shall also be deemed to be a notice for a class meeting of the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company (as the case may be) as required under the M&A of the Company.

The Board of Directors of the Company has fixed the close of business on January 25, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the February 2023 Special Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the February 2023 Special Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials from the Company’s website at www.aptorumgroup.com or by contacting our Investor Relations Department at: investor.relations@aptorumgroup.com.

By Order of the Board of Directors,

/s/ Darren Lui
Darren Lui
Chief Executive Officer and Director

London

February 6, 2023

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

PRECAUTIONARY MEASURES FOR THE FEBRUARY 2023 SPECIAL MEETING

To safeguard the health and safety of shareholders and to prevent the spreading of the COVID-19 pandemic, as precautionary measures we will have compulsory temperature screening/checks and will not provide any refreshments at the February 2023 Special Meeting.

Attendees who do not comply with the precautionary measures may be denied entry to the February 2023 Special Meeting, at the absolute discretion of the Company as permitted by law.

For the health and safety of shareholders, the Company encourages shareholders to exercise their right to vote at the February 2023 Special Meeting by appointing the Chairman of the February 2023 Special Meeting as their proxy and to return their proxy forms by the time specified herein, instead of attending the February 2023 Special Meeting in person.

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APTORUM GROUP LIMITED

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON February 21, 2023

PROXY STATEMENT

The Board of Directors of Aptorum Group Limited (the “Company”) is soliciting proxies for a Special Meeting of shareholders (the “February 2023 Special Meeting”) of the Company to be held on February 21, 2023, at 10:00 am, London local time, at 4T.07, 17 Hanover Square, Mayfair London, England W1S 1BN or any adjournment thereof. Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company at the close of business on January 25, 2023 (the “Record Date”) are entitled to attend and vote at the February 2023 Special Meeting or at any adjournment thereof. Two shareholders entitled to vote and be present in person or by proxy or in the case of a shareholder being a corporation, by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the February 2023 Special Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the February 2023 Special Meeting shall appoint the Chairman as his/her proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by him on the Record Date. The polls will close at 11:59 p.m. EST on February 20, 2023.

A proxy statement describing the matters to be voted upon at the February 2023 Special Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about February 8, 2023, to all shareholders entitled to vote at the February 2023 Special Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.aptorumgroup.com on or about February 6, 2023. If you plan to attend the February 2023 Special Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the February 2023 Special Meeting.

Whether or not you plan to attend the February 2023 Special Meeting, it is important that your shares be represented and voted at the February 2023 Special Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on February 20, 2023 to be validly included in the tally of shares voted at the February 2023 Special Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

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QUESTIONS AND ANSWERS ABOUT

THE FEBRUARY 2023 SPECIAL MEETING,

THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the February 2023 Special Meeting. As a shareholder, you are invited to attend the February 2023 Special Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the February 2023 Special Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE FEBRUARY 2023 SPECIAL MEETING?

There are two proposals that will be voted on at the February 2023 Special Meeting:

1.

To approve by a special resolution that the merger of the Company with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company on the terms of the Plan of Merger (as defined below) (the “Merger”) be and is hereby approved; and the plan of merger in substantially the same form as attached as Annex A to this Notice, including the change in par value in Company shares from USD10 to USD0.00001 (the “Plan of Merger”) be and is hereby approved and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same.

2.	Subject to shareholders’ approval of Proposal 1, to approve by a special resolution that an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to this Notice, to reflect (i) the Merger; (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the “Amendments of M&A”) and that the draft Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.

We may also transact such other business as may properly come before the February 2023 Special Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote FOR each of the 2 proposals.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE FEBRUARY 2023 SPECIAL MEETING?

If any other matters are properly presented for consideration at the February 2023 Special Meeting, including, among other things, consideration of a motion to adjourn or postpone the February 2023 Special Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the February 2023 Special Meeting.

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WHO CAN VOTE AT THE FEBRUARY 2023 SPECIAL MEETING?

Shareholders of record at the close of business on January 25, 2023 as the date established by the Board for determining the shareholders entitled to vote at our February 2023 Special Meeting (the “Record Date”), are entitled to vote at the February 2023 Special Meeting.

On the Record Date, 1,327,760 shares of our Class A Ordinary Shares (representing 1,327,760 votes) and 2,243,776 shares of our Class B Ordinary Shares (representing 22,437,760 votes) were outstanding and are entitled to vote at the February 2023 Special Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the February 2023 Special Meeting. Pursuant to our M&A, the Class A Ordinary Shares and Class B Ordinary Shares which cast a vote to approve Proposal 1 or 2 shall be deemed to be a vote at a class meeting of that class of Ordinary Shares (each, a “Class Vote”).

On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by him on the Record Date. The polls will close at 11:59 p.m. EST on February 20, 2023.

A list of the shareholders of record as of the Record Date will be available for inspection at the February 2023 Special Meeting.

WHAT CONSTITUTES A QUORUM?

Two members, one of whom must be the holder of a majority of our outstanding shares as of the Record Date must be present, in person or by proxy, at the February 2023 Special Meeting in order to properly convene the February 2023 Special Meeting. In the case of a class meeting of each of Class A Ordinary Shares and Class B Ordinary Shares (as the case may be), one member holding or representing by proxy at least one third of the issued shares of each of Class A Ordinary Shares and Class B Ordinary Shares (as the case maybe) must be present in order to properly convene the relevant class meeting.

This is called a quorum. If such members are not present in person or by timely and properly submitted proxies to constitute a quorum, the February 2023 Special Meeting may be adjourned to such time and place determined by the Directors. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the February 2023 Special Meeting, but you may not vote these shares in person at the February 2023 Special Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the February 2023 Special Meeting.

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HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the February 2023 Special Meeting, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on February 20, 2023 to be validly included in the tally of shares voted at the February 2023 Special Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

You may vote before the special meeting at www.proxyvote.com. Use your 16-digit control number, located on the Notice, and follow the instructions.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the Merger (Proposal No. 1) and “FOR” the Amendments of M&A (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the February 2023 Special Meeting.

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. All of the items on the February 2023 Special Meeting agenda are considered “non-routine” and therefore we strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the February 2023 Special Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the February 2023 Special Meeting, a valid, later-dated proxy. Attendance at the February 2023 Special Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the February 2023 Special Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the February 2023 Special Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on February 20, 2023. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the February 2023 Special Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

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WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE FEBRUARY 2023 SPECIAL MEETING?

Broadridge Financial Solutions, Inc. will tabulate and certify the votes. We plan to announce preliminary voting results at the February 2023 Special Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the February 2023 Special Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

Proposal 1 will be approved only if it receives the affirmative vote of a majority of not less than two-thirds of the votes cast at the February 2023 Special Meeting, assuming a quorum reaches.

Proposal 2 will be approved only it receives the affirmative vote of a majority of not less than two-thirds of votes cast at the February 2023 Special Meeting, assuming a quorum reaches, as well as the affirmative vote of a majority of not less than two-thirds of the Class A Ordinary Shares, voting separately as a class and the affirmative vote of a majority of not less than two-thirds of the Class B Ordinary Shares, voting separately as a class.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the February 2023 Special Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE FEBRUARY 2023 SPECIAL MEETING?

If you plan to attend the February 2023 Special Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the February 2023 Special Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the February 2023 Special Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on January 25, 2023. In order to vote at the February 2023 Special Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the February 2023 Special Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.aptorumgroup.com. The contents of that website are not a part of this Proxy Statement.

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PRECAUTIONARY MEASURES FOR THE FEBRUARY 2023 SPECIAL MEETING

With the outbreak and spreading of the COVID-19 pandemic and the heightened requirements for the prevention and control of its spreading, to safeguard the health and safety of shareholders who might be attending the February 2023 Special Meeting in person, the Company will implement the following precautionary measures at the February 2023 Special Meeting.

Voting by proxy in advance of the February 2023 Special Meeting: The Company does not in any way wish to diminish the opportunity available to shareholders to exercise their rights and to vote, but is conscious of the pressing need to protect shareholders from possible exposure to the COVID-19 pandemic. For the health and safety of shareholders, the Company would like to encourage shareholders to exercise their right to vote at the February 2023 Special Meeting by appointing the Chairman of the February 2023 Special Meeting as their proxy instead of attending the February 2023 Special Meeting in person. Physical attendance is not necessary for the purpose of exercising shareholder rights. Completion and return of the proxy form will not preclude shareholders from attending and voting in person at the February 2023 Special Meeting or any adjournment thereof should they subsequently so wish. The deadline to submit completed proxy forms is by 11:59 p.m. EST on February 20, 2023. Completed proxy forms must be returned to Broadridge Financial Solutions, Inc., at 51 Mercedes Way, Edgewood, NY 11717.

Shareholders are strongly encouraged to cast their votes by submitting a proxy form appointing the Chairman of the February 2023 Special Meeting as their proxy.

To safeguard the health and safety of shareholders who might be attending the February 2023 Special Meeting in person, the Company will also implement the following measures at the February 2023 Special Meeting:

(1)	Compulsory temperature screening/checks will be carried out on every attendee at the entrance of 4T.07, 17 Hanover Square, Mayfair London, England W1S 1BN (“February 2023 Special Meeting venue”). Any person with a body temperature above the reference range quoted by the Department of Health from time to time, or is exhibiting flu-like symptoms may be denied entry into the February 2023 Special Meeting venue and be requested to leave the February 2023 Special Meeting venue.

(2)	No refreshments or drinks will be provided to attendees at the February 2023 Special Meeting.

Attendees are in addition requested to observe and practice good personal hygiene at all times. To the extent permitted by law, the Company reserves the right to deny entry into the February 2023 Special Meeting venue or require any person to leave the February 2023 Special Meeting venue so as to ensure the health and safety of the attendees at the February 2023 Special Meeting.

Due to the constantly evolving COVID-19 pandemic situation in London, the Company may be required to change the February 2023 Special Meeting arrangements at short notice. Shareholders should check the Company’s website at www.aptorumgroup.com for future announcements and updates on the February 2023 Special Meeting arrangements.

Appointment of proxy by Beneficial Owners: Beneficial Owners whose shares are held through banks, brokers, custodians should consult directly with their banks or brokers or custodians (as the case may be) to assist them in the appointment of proxy.

If shareholders have any questions relating to the February 2023 Special Meeting, please contact our Investor Relations Department at: investor.relations@aptorumgroup.com.

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PROPOSALS

PROPOSAL NO. 1

TO APPROVE THE MERGER

As disclosed in a Current Report on Form 6-K that the Company filed on November 18, 2022, on November 17, 2022, it received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the prior 30 consecutive business days, the closing bid price for the Company’s Class A Ordinary Shares was below the minimum $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (“Rule 5450(a)(1)”). The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and the Class A Ordinary Shares continues to trade on The Nasdaq Global Market under the symbol “APM” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been given 180 calendar days, or until May 16, 2023, to regain compliance with Rule 5450(a)(1). If at any time before May 16, 2023, the bid price of the Company’s Class A Ordinary Shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

In an attempt to resolve the deficiency and regain compliance with Rule 5450(a)(1), the Company effectuated a 10 for 1 share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of USD1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of USD10.00 per share, and that every 10 Class B Ordinary Shares, par value of USD1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of USD10.00 per share (the “Share Consolidation” or ”Reverse Split”) as of January 23, 2023.

Prior to the Reverse Split, the Company was authorized under its M&A to issue up to 60,000,000 Class A Ordinary Shares with a nominal or par value of USD1.00 each and up to 40,000,000 Class B Ordinary Shares with a nominal or par value of USD1.00 each. Following the Reverse Split, the Company’s authorized share capital is USD100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a par value of USD10.00 each and 4,000,000 Class B Ordinary Shares with a par value of USD10 each.

The Company hopes that the Reverse Split will lead the Company’s Class A Ordinary Shares to trade at approximately ten times the price per share at which it traded prior to the Reverse Split. However, the Company cannot guarantee the impact the Reverse Split will have on the trading price of its Class A Ordinary Shares after the Reverse Split and recognizes that the post-Reverse Split authorized capitalization of the Company is not conducive to future capital-raising efforts. Since the Company has not yet generated any revenue and Management does not foresee generating any revenue from our drug candidates in the near future, the Company’s principal source of revenue is from AML Clinic and potentially from the launch of NativusWell® (NLS-2) to the market. Those potential revenues, at least initially however are not sufficient by themselves to fund our operations. Due to the Company’s ongoing obligations, it will require additional capital to execute its longer-term development plans.

Under Cayman law, a Company cannot simply reset the par value of its shares, nor can it issue shares at below par value, which is currently set at $10 per share for Aptorum’s Class A Ordinary Shares and Class B Ordinary Shares. Additionally, Cayman law does not allow companies to forward split or increase the authorized capital to reduce par value without also forward splitting the issued and outstanding shares. The Company has established a new wholly-owned Cayman Islands exempted company subsidiary, Aptorum Group Cayman Limited which has no assets or business, with a single issued share, for the purposes of assisting the Company restructure its share capital. The Board believes it is in the best interests of the Company to merge with Aptorum Group Cayman Limited for the sole purpose of conducting capital restructuring by amending and restating the M&A to be effective upon the Merger, to cause an acceptable par value for Class A Ordinary Shares and Class B Ordinary Shares in the Company, without affecting the number of issued shares in the Company or the economic entitlement of the shareholders of the Company. Subsequent to the Merger, the only change on the issued and unissued share capital of the Company would be the par value of Class A Ordinary Shares and Class B Ordinary Shares, from USD10.00 each to USD0.00001 each, prior to any other changes effected via Proposal 2.

The purpose of the Merger is to provide the Company with a sufficient number of ordinary shares available with a lower par value (i) to issue in connection with raising equity capital, (ii) to give us sufficient authorized ordinary shares to generally support our growth and to provide flexibility for future corporate needs, and (iii) to issue in connection with the exercise of share options and warrants, and (iv) for potential future increases in the number of ordinary shares reserved for issuance under the 2017 Share Option Plan. The Board is not seeking shareholder approval of the Merger to effect a change of control, nor is any change of control transaction currently anticipated.

Accordingly, the Board has declared the Merger to be advisable and in the best interests of the Company and our shareholders and is submitting this Proposal 1 to a vote of our shareholders.

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Reasons to Approve the Merger

The Board believes that the proposed Merger is desirable to enhance our flexibility in taking possible future actions, such as raising additional equity capital, exchanging equity for debt or other transactions that have a similar effect, financings, stock-based acquisitions, stock splits, equity incentive awards, potential strategic transactions, including mergers, acquisitions, and business combinations, as well as other general corporate transactions.

Additionally, by reducing the par value of the Company’s authorized ordinary shares through the Merger, we will be able to act in a timely manner when such a need arises or when the Board believes it is in the best interests of the Company and our shareholders to take action, without the risk, delay, and expense that would be required at that time to obtain shareholder approval of such an increase at a special meeting of shareholders.

Effect of the Merger

The Merger will not alter the number of ordinary shares presently issued and outstanding or reserved for issuance, and will not change the relative rights of holders of any shares. The additional authorized ordinary shares, if and when issued, would have the same rights and privileges as the shares of Class A Ordinary Shares previously authorized, issued and outstanding. Those rights do not include preemptive rights with respect to the future issuance of any additional shares.

You will hold the exact same number of Ordinary Shares on occurrence of the Merger.

The Merger would not have any immediate dilutive effect on the proportionate voting power or other rights of our existing shareholders. However, any subsequent issuance, or the possibility of such issuance, of Class A Ordinary Shares (including the exercise of stock options and warrants, and the issuance of shares under the 2017 Share Option Plan) would reduce each shareholder’s proportionate interest in the Company, and may depress the market price of our ordinary shares. Following the Merger, the only change to your securities will be a reduction in the par value, as stated above.

At the Effective Time (as hereinafter defined), by virtue of the Merger and without any further action on the Company or shareholders, each share in the Company, as the surviving company, shall remain in the same number as the Company currently has in issue and shall have the rights as provided under the Third Amended and Restated Memorandum and Articles, save as to a change of par value from USD10.00 each to USD0.00001 each.

Following the Merger, the Class A Ordinary Shares will have a new cusip number, which will be included in the Current Report on Form 6-K the Company files to announce the results of these votes.

Dissenters’ Rights

Whilst appraisal or dissenter rights exist as a general matter under Cayman Islands law for mergers, none exist where the consideration under the proposed merger consists of shares listed on a national securities exchange,  Therefore no dissenter rights are available in association with the Merger.

Timing of Merger

If our shareholders approve this Proposal 1, we will file the Plan of Merger and other requisite documents to implement the Merger as soon as practicable following the February 2023 Special Meeting. Upon approval and following such filing, the Merger will become effective on the date it is filed (the “Effective Time”).

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD
NOT SUBMIT ANY SHARE CERTIFICATE(S) UNLESS REQUESTED TO DO SO.

Effect on Warrants and Options

There is no effect as all warrant and option holders eligible to receive Class A Ordinary Shares upon the exercise of same, will still receive Class A Ordinary Shares upon exercise, if the Merger is approved.

A copy of the Plan of Merger is attached hereto as Annex A, and we urge you to read Annex A in its entirety before casting your vote.

Vote Required

Proposal 1 will be approved if it receives the affirmative vote of a majority of not less than two-thirds of votes cast at the February 2023 Special Meeting, assuming a quorum reaches, voting together as a class.

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THE BOARD OF DIRECTORS RECOMMENDS THAT THE YOU VOTE “FOR” THE MERGER

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PROPOSAL NO.2

Subject to shareholders’ approval of Proposal 1, to approve that an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to this Notice, to reflect (i) the Merger; (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days.

(i) Merger

Please refer to Proposal 1 above for details about the Merger.

(ii) Class B Ordinary Shares Voting Rights

Currently, in respect of all matters subject to a shareholders’ vote, each Class B Ordinary Share is entitled to ten votes, and each Class A Ordinary Share is entitled to one vote, voting together as one class.

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two members present in person or by proxy, one of whom shall be the holder of the majority of the shares in the Company, shall be a quorum provided always that if the Company has one member of record the quorum shall be that one member present in person or by proxy. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of at least two-thirds of votes cast at a general meeting. A special resolution will be required for important matters.

The Board of Directors believes that increasing the voting power of the Company’s Class B Ordinary Shares from 10 votes per share to 100 votes per share will offer the holders of the Class B Ordinary Shares greater control over corporate actions, which helps to prevent hostile takeovers.

Since inception, Mr. Lui (our Chief Executive Officer and a Director) and Mr. Huen (our former Chief Executive Officer and currently a Non-Executive Director), through direct and indirect ownership, hold or control more than a majority of the outstanding Class B Ordinary Shares. If this Proposal 2 is approved, the ownership of the Class B Ordinary Shares will remain the same.

Our Board of Directors believes our current dual-class capital structure, which has existed since inception, promotes stability and continuity in the leadership and management of our company and allows us to focus on long-term objectives. A substantial majority of the members of our Board are independent and all of our directors act in accordance with their fiduciary duties and the best interests of all of our shareholders. We believe the independent members of our board of directors provide effective oversight and represent the interests of all shareholders. Our board of directors believes that our capital structure contributes to our stability and insulates our board of directors and management from short-term pressures, which allows them to focus on our mission and long-term success. Our Board believes our dual-class structure is beneficial to shareholders as it reduces the risk of disruption in the continuity of our operational policies and long-range goals, permits our management to pursue strategies that it believes will enhance long-term shareholder value, and has contributed to our success over the years.

The vision and leadership of Mr. Lui and Mr. Huen have guided us from our inception and both are invested in our long-term success. Under each of Mr. Lui and Mr. Huen’s leadership, we have navigated important opportunities and challenges.

The dual class capital structure with two classes of ordinary shares (Class A Ordinary Shares with one vote per share and Class B Ordinary Shares with 10 votes per share) was implemented at the time of our initial public offering, and all of our investors who purchased shares of our Class A Ordinary Shares in, and after, our initial public offering were aware of our capital structure, which is disclosed in detail in our public filings with the SEC.

Our Board believes that in light of the Merger as described in Proposal 1 above, as well as the need to issue additional shares to obtain much needed financing, increasing the voting power of the Class B Ordinary Shares to 100 votes per share will allow management to continue, and enhance its ability to focus and carry out the Company’s long-term goals.

Although the Board believes that this increase in voting power is in the best interests of our Company and shareholders, the voting rights of our Class A Ordinary Shares will be diluted if this Proposal 2 is approved. On the Record Date, 1,327,760 shares of our Class A Ordinary Shares (representing 1,327,760 votes) and 2,243,776 shares of our Class B Ordinary Shares (representing 22,437,760 votes) were outstanding and entitled to vote. If this Proposal 2 is approved, there will be 1,327,760 shares of our Class A Ordinary Shares (representing 1,327,760 votes) and 2,243,776 shares of our Class B Ordinary Shares (representing 224,377,600 votes).

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Anti-takeover Effects

SEC rules and regulations require disclosure of the possible anti-takeover effects of charter and bylaw provisions that could have an anti-takeover effect. Although the Board has not proposed the increase in voting rights of the Class B Ordinary Shares with the intent of using the increased voting power to prevent or discourage any actual or threatened takeover of the Company, under certain circumstances, such shares could have an anti-takeover effect. The additional voting power could be used to dilute the voting rights of persons seeking to obtain control of the Company or could be used or issued to persons allied with the Board or management and, thereby, have the effect of making it more difficult to remove directors or members of management by diluting the voting rights of persons seeking to effect such a removal. Accordingly, if the voting rights of the Class B Ordinary Shares are increased, the additional voting power may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of ordinary shares, or the replacement or removal of the Board or management.

This proposal is not prompted by any specific effort or takeover threat currently perceived by the Board or management.

(iii) Staggered Board of Directors

The current M&A provides that each director shall be appointed for a term expiring at the next- following annual general meeting of the Company; at each annual general meeting of the Company, each director elected at such meeting shall be elected to hold office for one-year term and until the election of their respective successors in office or in removal pursuant to the M&A. The Company seeks to revise that provision so that it has a staggered board of directors consisting of three groups of directors, with directors serving staggered three-year terms. The Company is committed to strong corporate governance, and our Board of Directors believes that a staggered board structure provides important benefits to the Company and its shareholders, including promotion of our long-term objectives, enhanced director independence, stability and continuity of leadership, and protection from unsolicited takeovers.

If this Proposal 2 is approved, our Board of Directors will be divided into three classes of directors. At each annual general meeting of shareholders, one class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. If approved, our M&A will be amended to provide that the Company’s directors be classified into three classes, with one class being elected each year at the Annual General Meeting of Shareholders to serve a staggered three-year term, starting with the Annual General Meeting of Shareholders to be held in December 2023. The Company’s Board has initially designated the three classes to contain the directors set forth below. By approving this Proposal 2, shareholders will only elect the Class I directors at the Company’s next Annual General Meeting; the Class III and II directors will be deemed to have been re-elected at the February 2023 Special Meeting and shall not be required to stand for re-election until the years specified below.

Name & Class	Positions	Expiration of Director Term/Re-Election Year

Class III

Darren Lui	Chief Executive Officer, Chief Accounting Officer & Executive Director	2025

Clark Cheng	Chief Medical Officer & Executive Director	2025

Class II

Ian Huen	Non-Executive Director	2024

Class I

Charles Bathurst	Independent Non-Executive Director	December 2023

Mirko Scherer	Independent Non-Executive Director	December 2023

Justin Wu	Independent Non-Executive Director	December 2023

Douglas Arner	Independent Non-Executive Director	December 2023

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Advantages and Disadvantages of a Staggered Board of Directors

The Staggered Board Amendment will significantly extend the time required to effect a change in control of the Company’s Board and may discourage takeover bids for the Company. Further, it will limit the ability of any shareholder to make changes in the composition of the Company’s Board because fewer board members will be subject to election in a given year.

The Staggered Board Amendment is designed to assure continuity and stability in the Company’s Board and in the Company’s management and policies since a majority of the Company’s directors at any given time will have prior experience with the Company. The Board further believes that this continuity and stability will facilitate long-range planning.

The Board also believes that its classification will enhance the Company’s ability to attract and retain well-qualified individuals who are able to commit the time and resources to understand the Company, its business affairs and operations. The continuity and quality of leadership that results from a staggered Board should, in the opinion of the Board, promotes the long-term value of the Company.

 The Board also believes that the Staggered Board Amendment will assist the Board in protecting the interests of the Company’s shareholders in the event of an unsolicited offer for the Company. Because of the additional time required to change control of the Board, the Staggered Board Amendment will tend to perpetuate present management. Without the ability to obtain immediate control of the Board, a takeover bidder will not be able to take action to remove other impediments to an acquisition of the Company.

Because the Staggered Board Amendment will increase the amount of time required for a takeover bidder to obtain control of the Company without the cooperation of the Board, it will tend to discourage certain tender offers, perhaps including some tender offers that shareholders may feel would be in their best interests. The Staggered Board Amendment is not being recommended in response to any pending or threatened attempt to acquire control of the Company.

If the number of directors is increased by the Board and the resultant vacancies are filled by the Board, those additional directors will serve only until the next annual general meeting of shareholders, at which time they will be subject to election and classified as per their status as an Independent Non-Executive Director, a Non-Executive Director or an Executive Director who is part of the Company’s management.

If the shareholders approve the Staggered Board Amendment (Proposal 2), our Board will be divided into three classes for future elections, beginning at our 2023 Annual General Meeting of Shareholders. Each class will serve for staggered three-year terms.

(iii) Increase in Authorized Capital

Following the Reverse Split, the Company’s authorized share capital is USD100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a par value of USD10.00 each and 4,000,000 Class B Ordinary Shares with a par value of USD10 each. For the same reasons stated in Proposal 1 as to why the Board believes the Merger is in the best interest of the Company and its shareholders, the Board believes the M&A should be amended to increase the number of authorized Class A Ordinary Shares to 9,999,996,000,000.

If this Proposal 2 is approved, the Company’s authorized share capital will be USD100,000,000 divided into 9,999,996,000,000 Class A Ordinary Shares with a par value of USD0.00001 each and 4,000,000 Class B Ordinary Shares with a par value of USD0.00001 each. The Company will continue to have 1,335,736 Class A Ordinary Shares issued and outstanding and 2,243,776 Class B Ordinary Shares issued and outstanding.

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Effect of the Increase in Authorized Ordinary Shares

Increasing the number of authorized Class A Ordinary Shares will not alter the number of ordinary shares presently issued and outstanding or reserved for issuance, and will not change the relative rights of holders of any shares. The additional authorized Class A Ordinary Shares, if and when issued, would have the same rights and privileges as the shares of Class A Ordinary Shares previously authorized, issued and outstanding. Those rights do not include preemptive rights with respect to the future issuance of any additional shares.

The increase in our authorized Class A Ordinary Shares would not have any immediate dilutive effect on the proportionate voting power or other rights of our existing shareholders. However, any subsequent issuance, or the possibility of such issuance, of Class A Ordinary Shares (including the exercise of stock options and warrants, and the issuance of shares under the 2017 Share Option Plan) would reduce each shareholder’s proportionate interest in the Company, and may depress the market price of our ordinary shares.

Anti-takeover Effects

SEC rules and regulations require disclosure of the possible anti-takeover effects of an increase in authorized capital and other charter and bylaw provisions that could have an anti-takeover effect. Although the Board has not proposed the increase of authorized Class A Ordinary Shares with the intent of using the additional shares to prevent or discourage any actual or threatened takeover of the Company, under certain circumstances, such shares could have an anti-takeover effect. The additional authorized Class A Ordinary Shares could be issued to dilute the share ownership or voting rights of persons seeking to obtain control of the Company or could be issued to persons allied with the Board or management and, thereby, have the effect of making it more difficult to remove directors or members of management by diluting the share ownership or voting rights of persons seeking to effect such a removal. Accordingly, if the increase of authorized Class A Ordinary Shares is approved, the additional authorized Class A Ordinary Shares may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of ordinary shares, or the replacement or removal of the Board or management.

This proposal is not prompted by any specific effort or takeover threat currently perceived by the Board or management.

(v) Reduced Class Vote

Under the current M&A, the rights of any class of the Company’s ordinary shares can only be changed with the approval of at least two-thirds of the issued shares of that class (the “Class Vote Requirement”). The Board seeks shareholders’ approval to reduce the Class Vote Requirement to approval of only a simple majority of the issued shares of that class. The separate approval of classes will still be required as set forth under the M&A; the Board only seeks to reduce the number of votes needed for each such class approval, when needed. The default voting requirement under Nasdaq is a majority, absent a higher voting requirement in the company’s articles or place of incorporation. For Aptorum, Cayman Islands law does not require a two-thirds vote. Reducing the required vote to a simple majority would provide Aptorum with flexibility to adapt its business structure to changing needs and business opportunities.

Purpose and Possible Effects of the Reduced Class Vote

The Board is committed to maintaining “best practices” in corporate governance. A supermajority vote requirement like the one contained in the current M&A is intended to facilitate corporate governance stability and provide protection against self-interested action by large shareholders by requiring broad shareholder consensus to make certain fundamental changes. While such protection can be beneficial to shareholders, as corporate governance standards have evolved, many shareholders and commentators now view this provision as limiting the Board’s accountability to shareholders and the ability of shareholders to effectively participate in corporate governance. If approved, the Reduced Class Vote would enable our shareholders to more easily approve changes to their class rights.

The Board believes the time and expense of soliciting a two-thirds majority vote to be unnecessary. As the number of shareholders increases, obtaining a response from shareholders representing two-thirds of the outstanding shares entitled to vote, much less considering obtaining a two-thirds majority vote, becomes more difficult.

By providing for a simple majority vote for approval and considering that the Board will have considered the action in advance and deemed it advisable, Aptorum will not be hindered by shareholders failing to exercise their right to vote. Aptorum can also avoid the expense of gathering the requisite votes either through existing staff at the expense of normal responsibilities, or through the out of pocket expense of hiring a proxy solicitation service. Finally, Aptorum can avoid the expense of structuring transactions in order to avoid a shareholder vote. The proposed amendment would allow the Company to carry out certain corporate actions more easily and efficiently by reducing the required percentage for shareholder approval, thereby reducing the time and cost of proxy solicitations.

The effect of this amendment, if approved, will be to place greater authority in the Board and the holders of a simple majority of each of the classes of ordinary shares outstanding.

(vi) Decrease the number of days for effective service by post

Under the current M&A, effective delivery of notices via regular mail to shareholders is deemed to occur 14 days after such is posted. This amendment will not change the deemed notice periods for service by other means. The Board seeks shareholders’ approval to decrease the number of days for effective service by post to shareholders from 14 days to 3 days, which is in line with the notice period required for other modes of service.

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Purpose and Possible Effects of the Decreased Notice Effective Period

The Board expects most notices to be promptly delivered and believes the change will enable faster convening of meetings to facilitate proper corporate functioning.

The effect of this amendment, if approved, will be possibly some shareholders will not receive their notices before a prospective meeting. Of course, some deliveries may occur later than the existing 14 days period, in which circumstances, no prejudice to such shareholder.

Timing of Amendments of M&A

If our shareholders approve this Proposal 2, we will file a Third Amended and Restated Memorandum and Articles of Incorporation containing the Amendments of M&A to be effective as of the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands.

A copy of the proposed Third Amended and Restated Memorandum and Articles of Association containing the amendment above is attached hereto as Annex B, and we urge you to read Annex B in its entirety before casting your vote.

Vote Required

Proposal 2 will be approved if it receives the affirmative vote of a majority of not less than two-thirds of votes cast at the February 2023 Special Meeting, assuming a quorum reaches, voting together as a class, as well as the affirmative vote of a majority of not less than two-thirds of the Class A Ordinary Shares, voting separately as a class and the affirmative vote of a majority of not less than two-thirds of the Class B Ordinary Shares, voting separately as a class.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE AMENDMENTS OF M&A

The Board of Directors is not aware of any other matters to be submitted to the February 2023 Special Meeting. If any other matters properly come before the February 2023 Special Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Darren Lui
Darren Lui
Chief Executive Officer And Director

February 6, 2023

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[proxy card to be provided]

Annex A

Aptorum Group Cayman Limited

and

Aptorum Group Limited

Plan of Merger

Floor 4, Willow House,

Cricket Square

Grand Cayman KY1-9010

Cayman Islands

Campbellslegal.com

12574-17506

This Plan of Merger (the “Plan”) is made this February 3, 2023

Between:

(1)	Aptorum Group Limited, a Cayman Islands exempted company, the registered office of which is at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (hereinafter “APM” or “surviving company”);

(2)	Aptorum Group Cayman Limited, a Cayman Islands exempted company, the registered office of which is at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (hereinafter “Merger Sub”);

Whereas:

(A)	The parties are entering into this Plan to provide for the terms and conditions upon which Merger Sub (being a wholly owned subsidiary of APM) will be merged into APM by means of a merger with APM being the surviving company (the “Merger”).

It is Agreed as follows:-

1	Interpretation

1.1	In this Plan, save where otherwise provided or where the context otherwise requires or admits, the following words, terms and expressions shall have the meaning set out below:

“Closing” means the consummation of the transactions contemplated by this Plan;

“Companies Act” means the Companies Act (as revised) of the Cayman Islands, as amended and revised from time to time;

“Conditions Precedent” means the conditions precedent to the Merger set out in Clause 8 below

"constituent company" means each party hereto, being an existing company that is participating in the merger with one or more other existing companies;

“Dissenting Shareholder” means a member who elects to dissent to the Merger;

“Dissenting Shares” means any and all shares in any constituent company held by a Dissenting Shareholder;

“Effective Time” means the time and date that this Plan is registered with the Cayman Islands Registrar of Companies;

“merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company;

“Merger” shall have the meaning ascribed thereto in the Recitals above;

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“surviving company” means Aptorum Group Limited, being the sole remaining constituent company into which the other constituent company is merged.

“Third Amended and Restated Memorandum of Association” means the memorandum of association of APM contained in Schedule 1 hereto and the articles of association of APM contained in Schedule 2 hereto.

1.2	In this Plan, save where otherwise provided or where the context otherwise requires or admits:

(a)	terms and expressions defined in the Companies Act shall have the same meaning whenever used herein;

(b)	references to any law or provision of law shall include a reference to any law or provision of any law which amends or replaces, or has amended or replaced, it;

(c)	references to this Plan or any other agreement or document shall be construed as a reference to this Plan as the same may from time to time be amended, varied or supplemented;

(d)	a “Clause” or “Schedule” is a reference to a Clause hereof or Schedule hereto;

(e)	a “sub-clause” is a reference to a sub-clause of the clause in which the reference appears;

(f)	any word, term or expression (including defined words, terms and expressions) that imports any gender shall include all genders and words, terms and expressions (including defined words, terms and expressions) importing the singular shall include the plural and vice versa.

1.3	In this Plan the headings are inserted for convenience only and shall not affect the construction hereof.

1.4	The schedules hereto form part of this Plan and shall have effect as if set out herein. Any reference to this “Plan” shall include the schedules.

2	Merger

2.1	At the Effective Time and subject to and upon the terms and conditions of this Plan, Merger Sub shall merge with and into APM in accordance with the provisions of this Plan, the separate corporate existence of Merger Sub shall cease and APM shall continue as the surviving entity.

2.2	The Merger shall have the effect set forth in Section 236 of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the rights, the property of every description including all choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies, shall immediately vest in APM and APM shall be liable for and subject, in the same manner as Merger Sub, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of the constituent companies.

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2.3	If, at any time after the Effective Time, APM considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm (of record or otherwise) in APM its right, title or interest in, to or under any of the rights, properties, or assets of Merger Sub or otherwise to carry out the intent and purposes of this Plan, the officers and directors of APM are authorized to execute and deliver, in the name and on behalf of Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub, all such other actions and things as the board of directors of APM may determine to be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in APM or otherwise to carry out the intent and purposes of this Plan.

3	Memorandum of Association and Articles of Association

3.1	At the Effective Time, the memorandum of association of APM shall be amended and restated to be identical to the draft memorandum of association contained in Schedule 1 hereto.

3.2	At the Effective Time, the draft articles of association of APM shall be amended and restated to be identical to the articles of association contained in Schedule 2 hereto.

4	Directors and Officers

4.1	At the Effective Time, the directors and officers of APM immediately prior to the Effective Time shall be the directors of APM as the surviving company and all such directors and officers shall hold office from the Effective Time until their respective successors are duly elected or appointed in the manner provided in the memorandum and articles of association of surviving company, or as otherwise provided by applicable law. Consequently, the names and addresses of the directors of APM, as the surviving company are and shall be:

(a)	LUI Wang Yip Darren

(b)	Wu Che Yuen Justin

(c)	Mirko Scherer

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(d)	CHENG Clark

(e)	Douglas W. ARNER

(f)	HUEN Chung Yuen Ian

(g)	Charles Colin Addington BATHURST

4.2	The directors of each constituent company shall not receive any amount or benefit paid or payable consequent upon the Merger.

5	Treatment of Shares and Securities upon Merger

5.1	At the Effective Time, by virtue of the Merger and without any action on the part of parties hereto or the holders of any of their respective shares and securities:

(a)	all shares of Merger Sub shall cease to exist, and each shareholder thereof shall cease to have any rights with respect thereto without consideration; and

(b)	each share in APM as surviving company shall remain in the same number as APM currently has in issue and shall have the rights as provided under the Third Amended and Restated Memorandum and Articles. Each share in APM as the surviving company will have the same rights as provided under the existing Second Amended and Restated Memorandum and Articles, save as to (i) a change of par value from USD10.00 each to USD0.00001 each with APM to determine the share premium in existence as at the Effective Time and (ii) an increase of the voting rights of the Class B Ordinary Shares from 10 votes per share to 100 votes per share.

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5.2	Notwithstanding anything to the contrary in this Plan, any Dissenting Shares shall not cease to exist, and the holder thereof shall be entitled only to such rights as are granted by the Companies Act. Merger Sub shall give APM prompt notice of any written objection to the Merger upon receipt.

6	Termination and Amendment of The Plan

6.1	At any time prior to the date that the Plan becomes effective, the Plan may be:

(a)	terminated and the Merger may be abandoned by notice given by the board of directors of any party hereto to the other parties hereto;

(b)	amended by an agreement to such effect approved by the board of directors of each of the parties hereto, to:

(i)	Change the effective date of the merger, provided that the new effective date complies with Section 235 of the Companies Act; and

(ii)	Effect any other changes to the Plan as the board of directors of each and all of the parties hereto may in their sole and absolute discretion, approve.

6.2	In the event of termination of this Plan and the abandonment of the Merger pursuant to this Clause, this Plan shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives).

7	Closing

7.1	Subject to the Conditions Precedent having been satisfied, Closing shall take place at the registered office of APM (or any other location agreed upon by the parties) immediately following exchange of this Plan.

7.2	At Closing, the registered office provider of Merger Sub shall provide an updated register of members of the Merger Sub reflecting cancellation of all issued and outstanding shares.

7.3	If for any reason the provisions of Clause 7.2 are not fully complied with, any non defaulting party may (in addition and without prejudice to any other right or remedy available to it) elect:

(a)	to rescind this Plan, in which case the Merger shall not proceed; or

(b)	to fix a new date for Closing (in which case the provisions of this Clause shall apply to Closing as re-scheduled); or

(c)	to proceed to Closing so far as practicable without prejudice to any rights under this Plan, other party or parties then being obliged to use their best endeavours to perform or procure the performance of any of the outstanding provisions of this Clause.

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7.4	The parties agree that, forthwith after the Closing:

(a)	they will cause this Plan to be registered with the Cayman Islands Registrar of Companies; and

(b)	they will file the Third Amended and Restated Memorandum of Association with the Cayman Islands Registrar of Companies.

7.5	As soon as practicable after the Closing, Merger Sub shall, and (to the extent that it is within their powers to do so) shall deliver or procure that any other person shall deliver without delay to APM at its registered office, all records, correspondence, documents, files, memoranda and other papers relating to Merger Sub required to be kept in the Cayman Islands.

8	Conditions Precedent

The respective obligations of the parties hereto to consummate the Merger are subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable law, may be waived by the applicable party:

8.1	This Plan shall have been approved and adopted by the requisite vote of the shareholders of each party in accordance with applicable law and the memorandum and articles of association of each of the parties;

8.2	No permanent or preliminary injunction or restraining order by any court or other governmental entity of competent jurisdiction, or other legal restraint or prohibition, shall be in effect preventing consummation of the transactions contemplated hereby as provided herein, or permitting such consummation subject to any condition or restriction that has had or would have a material adverse effect on the transactions contemplated hereby.

8.3	The representations and warranties of each party contained herein shall be true and correct in all respects as of the date of this Plan and on and as of the Closing as though made on and as of the Closing.

9	Representations, Warranties And Liability

9.1	Each party hereto represents and warrants to the others that:

(a)	It is a validly existing company in good standing under the laws of its jurisdiction of incorporation and is duly qualified as necessary to carry on its business in the jurisdictions in which such business is carried on;

(b)	This Plan has been duly authorised, executed and delivered by it and is a valid and legally binding obligation of it enforceable in accordance with its terms;

(c)	It has secured the consent of its secured creditors;

(d)	There is no material prejudice to any issued or outstanding bonds, debentures, notes or other indebtedness that have the right to vote (or that are convertible into other securities having the right to vote) on any matters on which shareholders may vote;

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(e)	Other than this Plan, it has not agreed to issue any further shares or granted any warrants, options or other rights that, directly or indirectly, entitle any person to call for further shares to be issued or allotted by it;

(f)	No dividends or other distributions that have been declared or are payable with respect to its shares are or will be outstanding as at the Effective Time.

9.2	Merger Sub represents and warrants that it has an authorised share capital of US$50,000 comprised of 50,000 shares with a par value of US$1 each of which 1 share has been issued and is outstanding.

9.3	APM represents and warrants that it has an authorised share capital of US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of USD 10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of USD 10.00 each of which 1,335,736 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares have been issued and are outstanding.

10	Force Majeure

10.1	If any party’s performance of this Plan is affected by Force Majeure (as defined below) it shall forthwith notify the other party of the nature and extent thereof.

10.2	No party shall be held to be in breach of this Plan, or otherwise be liable to the other, by reason of any delay in its performance, or non performance, of any of its obligations under this Plan to the extent that such delay or non performance is due to Force Majeure of which it has notified to the other parties, and the time for performance of such obligations shall be extended accordingly.

10.3	If the Force Majeure in question prevails for a continuous period in excess of 180 days, the parties shall enter into bona fide negotiations with a view to alleviating its effects, or to agreeing to such alternative arrangements as may be fair and reasonable, and if no agreement is reached between the parties with respect thereto within 30 days, then either party may, upon giving written notice to the other, terminate this Plan without prejudice to any rights, remedies or obligations which have accrued prior to termination.

10.4	“Force Majeure” means, in relation to either party, any circumstances beyond the reasonable control of that party (including, without limitation, acts of god, war, strike, lock out, go slow, work to rule or other form of industrial action, fire, flood, civil disturbance, or government intervention or government failure to act).

11	Assignment

This Plan and the rights and obligations hereunder may not be assigned without the prior written consent of all the parties hereto.

12	Miscellaneous Provisions

12.1	Any waiver by either party of a breach of any provision of this Plan shall not be considered as a waiver of any subsequent breach of the same or any other provision thereof.

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12.2	Nothing in this Plan shall create or be deemed to create a partnership or relationship of principal and agent or employer and employee between the parties.

12.3	This Plan contains the entire agreement between the parties with respect to the subject matter hereof, supersedes all previous agreements and understandings between the parties with respect hereto, and may not be modified except by an instrument in writing signed by the duly authorised representatives of the parties.

12.4	Each party acknowledges that in entering into this Plan it does not do so on the basis of, and does not rely on, any representation, warranty or other provision except as expressly provided herein, and all conditions, warranties, or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law.

12.5	If any provision of this Plan or any agreement entered into pursuant hereto is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:-

12.6	the validity or enforceability in that jurisdiction of any other provision of this Plan or such other agreement; or

12.7	the validity or enforceability in other jurisdictions of that or any other provision of this Plan or such other agreement.

13	Jurisdiction

This Plan shall be governed by and construed in all respects in accordance with the laws of the Cayman Islands and each party hereby submits to the non-exclusive jurisdiction of the Cayman Islands Courts.

14	Notices

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be served by delivering the same by hand or by sending the same by reputable courier service and shall be deemed given, if sent by hand, when delivered, or, if sent by courier service, on delivery by the relevant courier service, in each case, to the address for such party set out above at the beginning of this Plan or such other address as is notified by the relevant party from time to time, provided that a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt shall only be deemed to be given on the next working day in that place.

[Signature pages to follow]

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As Witness whereof the parties have hereto set their hands the day and year first before written.

Executed as a Deed and Delivered by	)
Aptorum Group Limited	)
acting by its Director in the	)
presence of:	)	/s/ LUI Wang Yip Darren
LUI Wang Yip Darren
Witness signature:
Witness name:
Address:
Occupation:

Executed as a Deed and Delivered by	)
Aptorum Group Cayman Limited	)
acting by its Director in the	)
presence of:	)	/s/ LUI Wang Yip Darren
LUI Wang Yip Darren
Witness signature:
Witness name:
Address:
Occupation:

9

Schedule 1

Third Amended and Restated Memorandum of Association

10

Schedule 2

Third Amended and Restated Articles of Association

11

Annex B

Aptorum Group Limited

Third Amended and Restated Memorandum
and Articles of Association

(Amended and Restated by special resolutions

dated __________ February 2023)

Floor 4, Willow House, Cricket Square

Grand Cayman KY1-9010

Cayman Islands

campbellslegal.com

12574-27374

Aptorum Group Limited

Companies Act (as revised)
Company Limited by Shares

Third Amended and Restated Memorandum of Association
(Amended and Restated by special resolutions dated ___________ February 2023)

1	Company Name

The name of the Company is Aptorum Group Limited.

2	Registered Office

The registered office of the Company will be situate at the offices of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands or such other place as the Directors may from time to time decide.

3	Objects

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act (as revised).

4	Powers of Company

Except as prohibited or limited by the Companies Act (as revised) (as amended from time to time) and subject to the rules and regulations of the trading market on which the Company’s outstanding shares then trade, if any, the Company shall have and be capable of from time to time and all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this memorandum of association and the articles of association of the Company and the power to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, options, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company or without security; to invest monies of the Company in such manner as the directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to shareholders of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to directors, officers, employees, past or present, and their families; to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid.

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5	Limited Liability

The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

6	Authorised Capital

The capital of the Company is USD 100,000,000.00 divided into 9,999,996,000,000 Class A Ordinary Shares with a nominal or par value of USD 0.00001 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of USD 0.00001each, provided always that the Company acting by its board of directors shall have power to purchase and/or redeem any or all of such shares and to increase or reduce the said capital of the Company and to sub-divide or consolidate the said shares or any of them subject to the provisions of the Companies Act and the articles of association and the rules of the applicable trading market on which the capital is then traded and to issue all or any part of its capital whether original, purchased, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7	Part VII of the Companies Act (as revised)

If the Company is registered as an exempted company in accordance with Part VII of the Companies Act (as revised), the Company will comply with the provisions of such law relating to exempted companies and, subject to the provisions of the Companies Act and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8	Amendment

The Company shall have power to amend this memorandum of association by special resolution.

2

Aptorum Group Limited

Companies Act (as revised)
Company Limited by Shares

Third Amended and Restated Articles of Association
(Amended and Restated by special resolutions dated ___________ February 2023)

1	Preliminary

1.1	The regulations contained in Table A of the Companies Act (as revised) do not apply to the Company and the following are the articles of association of the Company.

1.2	In these Articles:

(a)	the following terms shall have the meanings set opposite if not inconsistent with the subject context:

“Articles”	means the articles of association of the Company as originally framed as from time to time amended by Special Resolution;
“Audit Committee”	means the committee appointed by the Board in accordance with Article 35 or a successor committee;
“Auditors”	means the persons for the time being performing the duties of auditors of the Company;
“Board”	means the board of Directors of the Company or the Directors present at a meeting of Directors of the Company at which a quorum is present;
“Chairman”	means the Chairman of the board of Directors from time to time;
“Class A Ordinary Shares”	means the Class A Ordinary Shares in the capital of the Company having a par value of USD 0.00001 each having the rights, and subject to the restrictions, provided in these Articles;
“Class B Ordinary Shares”	means the Class B Ordinary Shares in the capital of the Company having a par value of USD 0.00001 each having the rights, and subject to the restrictions, provided in these Articles;
“Clearing House”

means a clearing house recognised by the laws of a jurisdiction in which the shares of the Company (or depository receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

“Company”	means the above-named Company;
“Companies Act”	means the Companies Act (2022 Revision) as amended, of the Cayman Islands;
“debenture”	includes debenture stock, mortgages, bonds and any other securities of the Company whether constituting a charge on the assets of the Company or not;
“Designated Stock Exchange”	means the Nasdaq Global Market or such other exchange or interdealer system upon which the Company’s securities are listed or quoted;
“Directors”

means the persons for the time being occupying the position of directors of the Company, or as the case may be, the directors assembled as a board and the term a “Director” shall be construed accordingly and shall, where the context admits, include an alternate Director;

“dividend”	includes a distribution or interim dividend or interim distribution;
“Electronic Record”	has the same meaning as in the Electronic Transactions Law;
“Electronic Transactions Law”	means the Electronic Transactions Act of the Cayman Islands;
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended;
“Head Office”	means such office of the Company as the Directors may from time to time determine to be the principal office of the Company;
“Issue Price”	means the total consideration payable for the issue of Shares including for the avoidance of doubt both the par value and any premium payable;
“Law”

means all applicable laws, rules and regulations, domestic or foreign, state, provincial, local or self-regulatory, including without limitation as to all applicable laws, rules and regulations of or related to the Companies Act, the United States, the SEC and the Designated Stock Market;

“member”	has the meaning assigned to it in the Companies Act and the term “shareholder” shall also mean a member;

“Memorandum”	means the Memorandum of Association of the Company;
“Month”	means calendar month;
“NASDAQ”	means the National Association of Securities Dealers Automated Quotations;
“Ordinary Resolution”

means a resolution:

(i)        passed by simple majority of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company on a show of hands or a poll and where a poll is taken regard shall be had in computing a majority to the number of votes to which each member is entitled; or

(ii)        approved in writing by all of the members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid-up”

has the meaning assigned to it in the Companies Act currently meaning paid-up and/or credited as paid-up as to the nominal or par value only excluding any premium payable in respect of the issue of any shares;

“Register”

means the register of members of the Company required to be kept by the Companies Act; and includes (except where otherwise stated or the context otherwise requires) any branch or duplicate register of members;

“registered office”	means the registered office for the time being of the Company;
“Registration Office”

means in respect of any class of share capital such place as the Board may from time to time determine to keep a branch Register in respect of that class of share capital and where (except in cases where the Board otherwise directs the transfers or other documents of title or such class of share capital are to be lodged for registration and are registered;

“SEC”	means the United States Securities Exchange Commission;
“Seal”	means the common seal of the Company and includes every duplicate seal;
“Secretary”	includes an assistant secretary and any persons appointed to perform the duties of the secretary of the Company;
“share”	means a share in the Company and shall, where the context so permits, includes fractions of a share in the Company;
“Special Resolution”	has the meaning assigned to it in the Companies Act;
“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Companies Act.

(b)	words importing the singular include the plural and vice versa;

(c)	words importing any gender include all genders;

(d)	words importing persons include corporations as well as any other legal or natural person;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form and include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase commencing with the words “including”, “include”, “in particular” or any similar expression shall be deemed to be followed by the words “without limitation”;

(h)	headings are inserted for reference only and shall be ignored in construing the Articles;

(i)	subject as aforesaid, any words or expressions defined in the Companies Act shall, if not inconsistent with the subject or context hereof, bear the same meanings as in the Articles;

(j)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(k)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose; and

(l)	where any period to lapse under the provisions of these Articles is counted by a number of days, the first day of such period counted shall be the day immediately after the notice is given or deemed to be given and the period of such notice shall be deemed to be complete and final at the end of the last day of such period. The relevant then permitted actions shall be effected the day immediately following such last day.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of its shares may have been allotted.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

3	Alteration of Articles

Subject to any other provision of these Articles, the Company may from time to time alter or add to these Articles by passing a Special Resolution so long as such alteration does not disparately impact the members’ voting rights.

4	Issue of Shares, Principal and Branch Registers and Offices

4.1	Subject to the Law and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the shares of the Company shall be under the Directors’ general and unconditional authority to allot and/or issue (with or without rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Directors may decide and they may allot or otherwise dispose of them to such persons (including any Director) on such terms and conditions and at such time as the Directors may determine.

4.2	The Company may, at its discretion, issue fractions of a share and, save where the Articles otherwise provide, a fraction of a share shall have proportionately the same rights as a whole share of the same class.

4.3	The Directors may accept non-cash consideration for the issue of Shares.

4.4	The Company shall be prohibited from issuing shares, certificates or coupons in bearer form.

4.5	The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution may be treated as share premium (in which case it shall be subject to the provisions of the Companies Act and these Articles applicable to share premium).

4.6	The Company shall maintain or cause to be maintained the Register in accordance with the Companies Act.

4.7	The Directors may determine that the Company shall maintain one or more branch registers of members in accordance with the Companies Act provided that a duplicate of such branch registers shall be maintained with the principal register in accordance with the Companies Act. The Directors shall also determine which register of members shall constitute the principal register and which shall constitute the branch register or registers, and may vary such determination from time to time.

4.8	Subject to the provisions of the Law, the Company by resolution of the Directors may change the location of its registered office.

4.9	The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Directors may from time to time determine.

5	Treasury Shares

5.1	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

5.2	The Directors may resolve to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

6	Redemption, Purchase and Surrender of Own Shares

6.1	Subject to the provisions of the Companies Act, the Memorandum and these Articles:

(a)	shares may be issued on the terms that they are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company, by resolution, or as the Directors, before the issue of the shares, may determine; and

(b)	the Company may purchase shares, including any redeemable shares, issued by the Company upon the terms and in such manner as the Directors or the Company, by resolution, may from time to time determine, and such authority may be general in respect of any number of purchases, for a set period, or indefinite;

(c)	the Company may make payment in respect of any redemption or purchase of its own shares in any manner authorised by the Companies Act, including out of capital

(d)	Subject to the provisions of these Articles, the rights attaching to any issued shares may, by Special Resolution, be varied so as to provide that such shares are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company may, determine.

6.2	The Directors may accept the surrender for no consideration of any fully paid-up share.

6.3	The Directors may, when making a payment in respect of the redemption or purchase of shares, make such payment in cash or in specie (or partly in one and partly in the other).

6.4	Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefor and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register with respect thereto and the share shall be cancelled.

7	Class A Ordinary Shares

7.1	Voting Rights

The holder of Class A Ordinary Shares shall have the right to one (1) vote for each such share and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of these Articles, to vote thereat.

7.2	Redemption

The Class A Ordinary Shares are not redeemable at the option of the holder.

7.3	Conversion

The Class A Ordinary Shares are not convertible into shares of any other class.

8	Class B Ordinary Shares

8.1	Voting Rights

The holder of Class B Ordinary Shares shall have the right to one hundred (100) votes for each such share, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of these Articles, to vote thereat.

8.2	Redemption

The Class B Ordinary Shares are not redeemable at the option of the holder.

8.3	Conversion

The holders of the Class B Ordinary Shares shall have the conversion rights set out in the following paragraphs (the “Conversion Rights”).

(a)	Right to Convert

Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the Head Office of the Company or the office of any transfer agent for such shares, into such number of fully paid and non-assessable Class A Ordinary Shares on the basis that one (1) Class B Ordinary Share shall be converted into one (1) Class A Ordinary Share (being a 1:1 ratio and hereafter referred to as the “Conversion Rate”), on the date the written notice to convert (together with any certificate representing the Class B Ordinary Shares to which it relates, if any) is received, as provided for in these Articles, by the Company at its Head Office or by any transfer agent for the Class B Ordinary Shares. The Conversion Rate for Class B Ordinary Shares shall be subject to adjustment as set out in this Article 8.3.

(b)	Mechanics of Conversion

Before any holder of Class B Ordinary Shares shall be entitled to voluntarily convert the same into Class A Ordinary Shares, such holder shall lodge, at the Company’s Head Office or at the office of any transfer agent for the Class B Ordinary Shares, a written notice of the election to convert the same (together with any certificate, if any, representing the Class B Ordinary Shares to which it relates) and such written notice shall state therein the name or names that shall be entered on the Register and, if certificates are to be issued, the name or names in which the certificate or certificates for Class A Ordinary Shares are to be issued. A conversion shall be effected as a simultaneous redemption of the relevant Class B Ordinary Shares and the allotment and issue of the new Class A Ordinary Shares with the proceeds of such redemption of Class B Ordinary Shares being applied to purchase the new Class A Ordinary Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of delivery of notice of conversion and, if certificates are then issued, such surrender of the certificate or certificates for the Class B Ordinary Shares to be converted, and the person or persons entitled to receive the Class A Ordinary Shares issuable upon such conversion shall be entered on the Register as the holder or holders of such Class A Ordinary Shares on such date. Certificates evidencing the Class A Ordinary Shares issued on conversion, and any remaining Class B Ordinary Shares of such Member may be issued in accordance with the terms of these Articles.

(c)	Conversion Price Adjustments of Class B Ordinary Shares for Certain Dilutive Splits, and Consolidations

The Conversion Rate of the Class B Ordinary Shares shall be subject to adjustment from time to time as follows:

(i)	If the Company on or after the date of the adoption of these Articles (the “Adoption Date”), fixes a record date for the effectuation of a split or subdivision of the outstanding Class A Ordinary Shares then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Rate of the Class B Ordinary Shares shall be appropriately adjusted so that the number of Class A Ordinary Shares issuable on conversion of each share shall be increased in proportion to such increase of the aggregate of Class A Ordinary Shares outstanding.

(ii)	If the number of Class A Ordinary Shares outstanding at any time after the Adoption Date is decreased by a consolidation or other combination of the outstanding Class A Ordinary Shares, then, following the record date of such combination, the Conversion Rate for the Class B Ordinary Shares shall be appropriately adjusted so that the number of Class A Ordinary Shares issuable on conversion of each share shall be decreased in proportion to such decrease in outstanding shares.

(d)	Recapitalisations

If at any time or from time to time there shall be a recapitalisation of the Class A Ordinary Shares (other than a subdivision or combination provided for elsewhere in this Article 8.3), provision shall be made so that the holders of the Class B Ordinary Shares shall thereafter be entitled to receive upon conversion of the Class B Ordinary Shares the number of shares of the Company, to which a holder of Class A Ordinary Shares deliverable upon conversion would have been entitled on such recapitalisation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article 8.3 with respect to the rights of the holders of the Class B Ordinary Shares after the recapitalisation to the end that the provisions of this Article 8.3 (including adjustment of the Conversion Rate then in effect and the number of shares purchasable upon conversion of the Class B Ordinary Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(e)	No Fractional Shares and Certificate as to Adjustments

(i)	No fractional shares shall be issued upon the conversion of any Class B Ordinary Shares, and the aggregate number of Class A Ordinary Shares to be issued to particular shareholders shall be rounded down to the nearest whole share and the Company shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of Class B Ordinary Shares the holder is at the time converting into Class A Ordinary Shares and the number of Class A Ordinary Shares issuable upon such conversion.

(ii)	Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Class B Ordinary Shares pursuant to this Article 8.3, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Class B Ordinary Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Class B Ordinary Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Rate for such Class B Ordinary Shares at the time in effect, and (C) the number of Class A Ordinary Shares that at the time would be received upon the conversion of a Class B Ordinary Share.

(f)	Reservation of Shares Issuable Upon Conversion

(i)	The Company shall at all times reserve and keep available out of its authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holder of such Class B Ordinary Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Memorandum and Articles.

(g)	No Impairment

Subject to the right of the Company to amend its Memorandum and Articles or take any other corporate action upon obtaining the necessary approvals required by these Articles and applicable law, the Company will not, by amendment of these Articles or through any reorganisation, recapitalisation, transfer of assets, consolidation, merger, amalgamation, scheme of arrangement, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Article 8.3 and in the taking of all such action as may be necessary or appropriate to protect the conversion rights of the holders of Class B Ordinary Shares against impairment.

(h)	Waiver of Adjustment to Conversion Rate

Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Rate of any of the Class B Ordinary Shares may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of Class B Ordinary Shares representing a majority of the votes attributable to all then outstanding Class B Ordinary Shares (voting together as a single class and on an as-converted basis). Any such waiver shall bind all future holders of Class B Ordinary Shares.

9	Variation of Rights of Shares

9.1	If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of a simple majority of the issued shares of that class or with the sanction of a resolution passed at a meeting of the holders of such class of shares by the holder or holders of a simple majority of such shares present in person or by proxy at such meeting. To the extent not inconsistent with this Article, the provisions of these Articles relating to general meetings shall apply to every such meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

9.2	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith and, for the avoidance of doubt shall not be varied by the increase in the number of shares issuable under any employee share plan adopted by the Company from time to time.

9.3	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10	Commission on Sale of Shares

When permitted by Law the Company may pay to any person a commission in consideration of his subscribing or agreeing to subscribe (whether absolute or conditional) for any shares or debentures of the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares or debentures in the Company. Any such commission may be satisfied by the payment of cash or in fully paid-up shares or debentures of the Company or partly in one way and partly in the other.

11	Non-Recognition of Trusts

Except as required by law or otherwise provided by these Articles, no person shall be recognised by the Company as holding any shares upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

12	Certificates for Shares

12.1	Share certificates shall generally not be issued, unless the Directors determine to so issue either generally or in a specific circumstance. A certificate may be issued under Seal or executed in such other manner as the Directors may prescribe. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12.2	Certificates representing shares shall be in such form as shall be determined by the Directors. Such certificates shall be signed by such person or persons as are authorised from time to time by the Directors or by the Articles. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the Register. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. Notwithstanding the foregoing, if a share certificate is defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of out of pocket expenses of the Company incurred in investigating evidence as the Directors think fit.

13	Joint Ownership of Shares

If several persons are registered as joint holders of any shares they shall be severally as well as jointly liable for any liability in respect of such shares, but the first named upon the Register shall, as regards service or notices, be deemed the sole owner thereof. Any of such persons may give effectual receipt for any dividend or other distribution.

14	Lien

14.1	The Company shall have a first and paramount lien and charge on every share for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien and charge on all shares standing registered in the name of a member (whether solely or jointly with others) for all monies, liabilities or engagements presently owing by him or his estate to the Company either alone or jointly with any other person, whether a member or not; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien and charge, if any, on a share shall extend to all dividends or other monies payable in respect thereof. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien and charge (if any) thereon.

14.2	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien and charge, but no sale shall be made unless a sum in respect of which the lien and charge exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien and charge exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

14.3	To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

14.4	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien and charge exists as is presently payable, and the residue, if any, shall (subject to a like lien and charge for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares prior to the sale.

15	Calls on Shares

15.1	The Directors may from time to time make calls upon the members in respect of any monies unpaid on their shares for the Issue Price (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. Each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

15.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

15.3	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate fixed by the terms of allotment or issue of the share or in the notice of the call or at such rate as prescribed by the Designated Stock Exchange or as the Directors may otherwise determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

15.4	Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date (whether on account of the nominal value of the share or by way of premium or otherwise) shall for the purposes of the Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of the Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

15.5	The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

15.6	The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would, but for such advance, become payable) pay interest at such rate as may be agreed upon between the Directors and the member paying such sum in advance.

15.7	No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would but for such payment become presently payable.

16	Transfer of Shares

16.1	Every instrument of transfer shall be left at the registered office for registration, accompanied by the certificate (if any) covering the shares to be transferred and such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares.

16.2	The instrument of transfer of any share (which need not be under Seal) shall be signed by or on behalf of the transferor and, unless the share is fully paid up or the transferee otherwise consents or agrees thereto, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. If the transferor or the transferee is a Clearing House or central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approved from time to time.

16.3	Subject to such of the restrictions of the Articles as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve or in a form prescribed by the Designated Stock Exchange. Upon every transfer of shares any certificate held by the transferor shall be given up to be cancelled and shall forthwith be cancelled accordingly and a new certificate may be issued. The Company shall also retain the transfer.

16.4	The Directors may, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of any share, whether or not it is a fully paid up share as to Issue Price.

16.5	Without limitation, the Directors may decline to recognise any instrument of transfer if:

(a)	the instrument of transfer is not accompanied by the certificate covering shares to which it relates (if any), and/or such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares; or

(b)	the instrument of transfer is in respect of more than one class of share.

16.6	If the Directors refuse to register a transfer they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

16.7	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any year.

17	Transmission of Shares

17.1	In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share which had been held by him solely or jointly with other persons.

17.2	Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time be properly required by the Directors to show his title to the share, elect either to be registered himself as holder of the share or to make such transfer of the share to such other person nominated by him as the aforesaid member could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

17.3	A person becoming entitled to a share by reason of the death or bankruptcy of a member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company; provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within fourteen days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

18	Forfeiture of Shares

18.1	If a member fails to pay any call or instalment of a call for any part of the Issue Price on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalments together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

18.2	The aforesaid notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

18.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited, by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared or other monies due in respect of the forfeited shares and not actually paid before forfeiture.

18.4	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

18.5	A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies (including any unpaid component of the Issue Price and interest which shall continue to accrue) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such monies in respect of the shares. The Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal. When any share shall have been forfeited, notice of the Directors’ resolution to that effect shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorize any person to execute an instrument of transfer of the share to that person.

18.6	A declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

19	Amendment of Memorandum of Association and Alteration of Capital

19.1	Subject to and insofar as permitted by provisions of the Companies Act, the Company may from time to time by Ordinary Resolution (or where an Ordinary Resolution is disallowed by the Companies Act and a Special Resolution is required, by Special Resolution) alter or amend its memorandum of association otherwise than with respect to its name and objects and may hereby, without restricting the generality of the foregoing:

(a)	increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights priorities and privileges annexed thereto as may be determined;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

(d)	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the memorandum of association of the Company or into shares without nominal or par value;

(e)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of any shares so cancelled; and

(f)	reduce its share capital and any capital redemption reserve fund subject to any consent, order, Court approval or other matter required by law.

19.2	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

19.3	Subject to the provisions of the Companies Act, the Company may by Special Resolution change its name or alter its objects.

20	General Meetings

20.1	The annual general meeting of the Company shall be held in each year other than the year in which these Articles were adopted at such time and place as determined by the Directors. The Directors may, whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more members may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

20.2	The Directors shall, upon the requisition in writing of one or more members holding in the aggregate not less than one-tenth of such paid-up capital (as to Issue Price) of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at or posted to the registered office and may consist of several documents in like form each signed by one or more requisitionists.

20.3	If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionist(s) or any one or more of them or any other member or members holding in the aggregate not less than one-tenth of such paid-up capital (as to Issue Price) of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the registered office or at some convenient place at such time, subject to the Articles as to notice, as the person(s) convening the meeting fix. The requisitionists shall be reimbursed by the Company for all reasonable expenses incurred by them as a result of the failure by the Directors to convene the general meeting.

20.4	Subject to the provisions of the Companies Act relating to Special Resolutions, seven days’ notice at the least specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are, under the Articles, entitled to receive such notices from the Company; but with the consent of members entitled to receive notice of some particular meeting or their proxies holding at least in the aggregate not less than ninety percent (90%) of the paid-up share capital of the Company (as to Issue Price) giving the right to attend and vote at general meetings of the Company, that meeting may be convened by such shorter notice and in such manner as those members or their proxies may think fit.

20.5	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any member entitled to receive notice shall not invalidate the proceedings at any meeting.

20.6	All business that is transacted at an extraordinary general meeting and all that is transacted at any annual general meeting, with the exception of the sanctioning of a dividend and the consideration of the accounts, balance sheet, the annual report of the Directors and the Auditors’ report shall be deemed to be special.

20.7	When all members entitled to be present and vote sign either personally or by proxy the minutes of a general meeting, the same shall be deemed to have been duly held notwithstanding that the members have not actually come together or that there may have been technical defects in the proceedings and a resolution in writing (in one or more counterparts) signed by all members personally or by proxy as aforesaid (a person being a proxy for one or more members being entitled to sign such resolution on behalf of each such member) shall be as valid and effectual as if it had been passed at a meeting of the members duly called and constituted.

21	Proceedings at General Meetings

21.1	No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two (2) members present in person or by proxy, one of whom shall be the holder of the majority of the shares in the Company, shall be a quorum provided always that if the Company has one member of record the quorum shall be that one (1) member present in person or by proxy.

21.2	If, within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of member(s), shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum.

21.3	The Chairman, if any, of the board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

21.4	If at any meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be Chairman of the meeting.

21.5	The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.6	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded

(a)	by the Chairman; or

(b)	by any member or members present in person or by proxy and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c)	by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid-up (as to Issue Price) equal to not less than one tenth of the total sum paid up (as to Issue Price) on all the shares conferring that right.

21.7	Unless a poll be so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or portion of the votes recorded in favour of or against such resolution. A demand for a poll may be withdrawn.

21.8	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a casting vote.

21.9	A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner as the Chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

21.10	If for so long as the Company has only one member:

(a)	in relation to a general meeting, the sole member or a proxy for that member or (if the member is a corporation) a duly authorized representative of that member is a quorum; and

(b)	the sole member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and

(c)	all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

22	Votes of Members

22.1	Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for each share registered in his name on the Register.

22.2	In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register.

22.3	A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless he is registered as a member in the Register on the date of such meeting and unless all calls or other sums presently payable by him in respect of shares of the Company have been paid.

22.5	No objection shall be raised to the qualifications of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

22.6	On a poll or on a show of hands votes may be given either personally or by proxy. On a poll, a member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

23	Proxies

23.1	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company. Deposit or delivery of a form of appointment of a proxy does not preclude a member from attending and voting at the meeting or at any adjournment of it.

23.2	The instrument appointing a proxy shall be deposited at the registered office or the Registration Office or at such other place as is specified for that purpose in the notice convening the meeting no later than four (4) hours prior to the commencement of the meeting at such time as scheduled,, or adjourned meeting, provided that the Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.

23.3	The instrument appointing a proxy may be in any form acceptable to the Directors and may be expressed to be for a particular meeting and/or any adjournment thereof or generally until revoked.

23.4	The instrument appointing a proxy shall be deemed to confer authority to demand and to join in demanding a poll.

23.5	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

24	Corporations Acting by Representatives at Meetings and Clearing House

24.1	Any corporation which is a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

24.2	If a Clearing House (or its nominee(s)) or a central depository entity, being a corporation, is a member, it may authorise such persons at it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of member provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the Clearing House or a central depository entity (or its nominee(s)) including the right to vote.

25	Directors

25.1	The Company shall have a Board of Directors consisting of not less than three (3) Directors. The Board may impose a maximum or minimum number of Directors required to hold office at any of time and vary such limits from time to time, so that the number of Directors shall not be less than three (3).

25.2	The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine and as is in accordance with the Charter of the Compensation Committee of the Board (the “Compensation Charter”), as applicable and the Company’s other corporate governance documents. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company or the discharge of their duties as a Director, or receive a fixed allowance in respect thereof as may be determined by the Directors from time to time or a combination of partly of one such method and partly the other. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

25.3	The shareholding qualification for Directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

25.4	Subject to the Company’s Code of Ethics, especially Article III thereof, a Director or alternate Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company unless the Company otherwise directs in general meeting. Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company;

25.5	The Directors may by resolution award special remuneration to any Director undertaking any special work or services which in the opinion of the Directors are beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or attorney-at-law to the Company, or otherwise serves it in a professional capacity, shall be in addition to his remuneration as a Director.

25.6	A Director or alternate Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided that nothing herein obtained shall authorise a Director or alternate Director or his firm to act as Auditor of the Company; provided, further that such Director or alternate Director, as the case may be, obtains written approval from the Audit Committee before performing any such act or providing such services and accepting any remuneration therefor. All fees paid pursuant to this Article 25.6 are subject to, and shall be paid in accordance with the Compensation Charter.

26	Alternate Directors and Proxy Directors

26.1	A Director may by writing appoint any person to be an alternate Director in his place. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors. The person so appointed shall be entitled to attend, speak and vote at meetings of the Directors, and at all meetings of committees of Directors that his appointor is a member of, when the Director appointing him is not personally present and to sign any written resolution of the Directors and shall automatically vacate his office on the expiration of the term for or the happening of the event until which he is by the terms of his appointment to hold office or if the appointor in writing revokes the appointment or himself ceases for any reason to hold office as a Director. An appointment of an alternate Director under this Article shall not prejudice the right of the appointor to attend and vote at meetings of the Directors and the powers of the alternate Director shall automatically be suspended during such time as the Director appointing him is himself present in person at a meeting of the Directors. An alternate Director shall be deemed to be appointed by the Company and not deemed to be the agent of the Director appointing him and shall alone be responsible for his own acts and defaults.

26.2	A Director may be represented at any meetings of the Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

26.3	The provisions of these Articles applicable to alternate Directors shall mutatis mutandis apply to the appointment of proxies by Directors, save that any person appointed as a proxy pursuant to paragraph 26.2 above shall be the agent of the Director, and not an officer of the Company.

27	Powers and Duties of Directors

27.1	The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may exercise all the powers of the Company save where inconsistent with the Companies Act or these Articles PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	Without limitation, the Directors may exercise all the powers of the Company to borrow or raise monies, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt liability or obligation of the Company or of any third party.

27.3	All cheques, promissory notes, drafts, bills of exchange or other negotiable instruments, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time determine by resolution.

27.4	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors or their alternates present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Company, and of the Directors, and of committees of Directors.

27.5	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependents and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance, in accordance with the Compensation Charter.

28	Director or Officer Contracting with Company

28.1	So long as it does not adversely affect such person’s performance of duties or responsibilities to the Company and so long as it is not in direct competition with the Company and the Company’s business, no Director or officer shall be disqualified by his office from contracting and/or dealing with the Company as vendor, purchaser or otherwise; nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director or officer shall be in any way interested be or be liable to be avoided; nor shall any Director or officer so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director or officer holding that office or the fiduciary relationship thereby established. However, any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” pursuant to the laws or rules promulgated by the SEC or Designated Stock Exchange shall require the review and approval of the Audit Committee. The nature of the Director’s interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is considered if his interest then exists, or in any other case, at the first meeting of the Directors after the acquisition of his interest. A Director, having disclosed his interest as aforesaid, shall not be counted in the quorum and shall refrain from voting as a Director in respect of any contract or arrangement in which he is so interested as aforesaid.

28.2	A general written notice to the Board and the Audit Committee that a Director is a member of a specified firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under the immediately preceding Article as regards such Director and the said transactions and after such general notice it shall not be necessary for such Director to give a special notice relating to any particular transaction with that firm or company, so long as the transactions are approved by the Board. An interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

28.3	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine.

29	Appointment and Removal of Directors

29.1	A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles.

29.2	A Director may be removed by the Directors or by Ordinary Resolution. In addition at any time and from time to time, the holder or holders of more than half of the paid-up share capital of the Company (as to Issue Price) having the right to attend and vote at general meetings of the Company may appoint any person to be a Director and may in like manner remove any Director and may in like manner appoint another person in his stead.

29.3	The Company may from time to time, by Ordinary Resolution, set, increase or reduce the maximum number of Directors who may constitute the board of Directors.

29.4	For so long as shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of independent directors as applicable law, rules or regulations or the Designated Stock Exchange rules require as determined by the Board.

30	Board’s Power to appoint Directors

30.1	Without prejudice to the Company’s power to appoint a person to be a Director pursusant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, sujbect to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

30.2	Any Director so appointed shall, if still a Director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a Director at such meeting.

31	Appointment and Duration

31.1	The Company’s board of Directors will be divided into three classes of directors. At each annual general meeting, a class of Directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Unless re-appointed pursuant to the provisions of Article 29.1 or removed from office pursuant to the provisions of Article 32.1, each Director shall be appointed for a term expiring at the third annual general meeting of the Company following such Director’s election. At each annual general meeting of the Company, each Director elected at such meeting shall be elected to hold office for a three-year term and until the election of their respective successors in office or in removal pursuant to Articles 29.1 and 32.1.

31.2	The Directors of the Company will be divided among the three classes as follows:

(i)	Class I Directors, who shall be the Company’s independent non-executive directors;

(ii)	Class II Directors, who shall be the Company’s non-executive directors; and

(iii)	Class III Directors, who shall be made up of executive directors who are also members of the Company’s management team.

32	Removal of Directors

32.1	Directors shall be removed in accordance with Article 29.2.

33	Resignation of Directors

33.1	A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

33.2	Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

34	Termination of Directors

34.1	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

34.2	Without prejudice to the provisions in these Articles for retirement, a Director’s office shall be terminated forthwith if the Director:

(a)	is prohibited by law from serving as a Director;

(b)	becomes bankrupt or makes any arrangement or composition with his creditors; or

(c)	dies or is found to be or becomes of unsound mind;

(d)	resigns his office by notice in writing to the Company or otherwise pursuant to any agreement between the Company and such Director;

(e)	is removed from office by notice of the holder or holders of more than half of the paid-up share capital of the Company (as to Issue Price) having the right to attend and vote at general meetings of the Company notwithstanding anything in the Articles or any agreement between the Company and such Director;

(f)	is requested by all the other Directors (numbering at least two) to resign; or

(g)	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the Board without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office.

35	Proceedings of Directors

35.1	The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. The Directors shall meet at least twice a year or more frequently as may be required. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the Chairman shall have a second or casting vote. The Chairman or any Directors may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. Every Director shall receive notice of a board meeting. Notice of a board meeting is deemed to be duly given to a Director if it is given to him personally or by word of mouth or by electronic communication to an address given by him to the Company for that purpose or sent in writing to him at his last known address or other address given by him to the Company for that purpose. A Director or his alternate may waive the requirement that notice be given to the Director of a meeting of the board of Directors or committee of the Directors, either prospectively or retrospectively.

35.2	The quorum necessary for the transaction of the business of the Directors shall be two Directors present in person or by this alternate provided that at least one (1) of whom shall be the Chairman. A Director and his appointed alternate Director being considered only one person for this purpose, PROVIDED ALWAYS that if there shall at any time be only a sole Director the quorum shall be one. If within half an hour from the time appointed for a meeting of Directors a quorum is not present the meeting shall be adjourned to such time and place as the Chairman may determine or failing which, to the same day of the next week at the same time and place. If no quorum is present at the adjourned meeting the meeting shall be dissolved. One person may represent more than one Director by alternate and for the purposes of determining whether or not a quorum is present and voting each appointment of an alternate shall be counted.

35.3	The continuing Directors or sole continuing Director may act notwithstanding any vacancy in their body but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

35.4	If no Chairman is appointed, Directors may elect a Chairman of their meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

35.5	If not otherwise designated by the Board, a committee may elect a Chairman of its meetings; if no such Chairman is elected, or if at any meeting the Chairman is not present the members present may choose one of their number to be Chairman of the Meeting, in accordance with the committee’s charter, if any.

35.6	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

35.7	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

35.8	A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors (or their respective alternates) shall be as valid and effective for all purposes as a resolution of Directors duly passed at a meeting of the Directors duly convened, held and constituted. Any such resolution may consist of several documents, provided that each such document is signed by one or more Directors.

35.9	Any Director or Directors or any committee thereof may participate in any meeting of the board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. All business transacted in this way by the Directors or a committee of Directors is for the purpose of the Articles deemed to be validly and effectively transacted at a meeting of the Directors or of a committee of Directors although fewer than two Directors or alternate Directors are physically present at the same place.

35.10	If and for so long as there is a sole Director of the Company:

(a)	he may exercise all powers conferred on the Directors by the Articles by any means permitted by the Articles or the Companies Act;

(b)	the quorum for the transaction of business is one; and

(c)	all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

36	Managing Director

36.1	The Directors may from time to time appoint one or more of their body to the office of managing director for such period and on such terms as they think fit and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. A Director so appointed shall be subject to the same provisions as regards removal and disqualification as the other Directors and his appointment shall be automatically determined if he ceases for any cause to be a Director.

36.2	A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

36.3	The Directors may entrust to and confer upon a managing director any powers, authorities and discretions exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, alter, withdraw or vary all or any of such powers.

37	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

38	Management

38.1	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they think fit and the provisions contained in the three next following Articles shall be without prejudice to the general powers conferred by this Article.

38.2	The Directors from time to time and at any time may establish any committees, (including without limitation on Audit Committee) boards or agencies, may appoint any persons to be members of such committees or boards, may appoint any managers or agents, and may fix their remuneration. Any committee so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the Directors.

38.3	The Directors from time to time and at any time may delegate to any such committee, board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such board, or any of them, to fill up any vacancy therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit, and the Directors may at any time remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

38.4	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.5	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

39	Audit Committee

39.1	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depository receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules of the Designated Stock Exchange and the rules and regulations of the SEC.

39.2	The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

39.3	The Audit Committee shall meet at least once every financial quarter or more frequently as circumstances dictate.

39.4	For so long as the Shares of the Company (or depository receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any shareholder owning an interest in the voting power of the Company or any subsidiary of the Company that gives such shareholder significant influence over the Company or any subsidiary of the Company, (ii) any Director or executive officer of the Company or any subsidiary of the Company and any relative of such Director or executive officer, (iii) any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

40	Officers

40.1	Officers of the Company may be elected by the Company in general meeting by Ordinary Resolution or appointed by the Directors and may consist of a president, one or more vice presidents, a Secretary, one or more assistant secretaries, a treasurer, one or more assistant treasurers and such other officers as the Company in general meeting by Ordinary Resolution or the Directors may from time to time think necessary and all such officers shall perform such duties as may be prescribed by the Company in general meeting by Ordinary Resolution or the Directors. They shall hold office until their successors are elected or appointed but any officer may be removed at any time by the Company in general meeting by Ordinary Resolution or by the Directors. If any office becomes vacant the Company in general meeting by Ordinary Resolution or the Directors may fill the same. Any person may hold more than one of these offices and no officer need be a member or Director.

41	The Seal

41.1	The Company may, if the Directors so determine, have a Seal. The Directors shall provide for the safe custody of the Seal which shall only be used with the authority of the Directors or a committee of the Directors authorised in that regard. Every instrument to which the Seal shall be affixed shall be signed by a Director or other person authorised by the Directors for that purpose. Notwithstanding the provisions hereof, a Director, Secretary or other officer may affix the Seal to returns, lists, notices, certificates or any other documents required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere under his signature alone.

41.2	The Company may exercise the powers conferred by the Companies Act with regard to having a duplicate seal for use abroad and such powers shall be vested in the Directors.

42	Dividends and Reserve

42.1	Subject to the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and distributions on issued shares of the Company and authorise payment of the same out of funds of the Company lawfully available therefor.

42.2	No dividend or distribution shall be paid except out of the profits of the Company, realised or unrealised, or out of the share premium account or as otherwise permitted by the Companies Act.

42.3	The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

42.4	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class issued on the record date for such dividend or distribution but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. If at any time the share capital is divided into different classes of shares the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights.

42.5	The Directors may deduct from any dividend or distribution payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

42.6	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid-up shares (as to issue price), debentures or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees as may seem expedient to the Directors.

42.7	Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or, in the case of joint holders, to the holder who is first named on the Register or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, distributions, bonuses or other monies payable in respect of the shares held by them as joint holders.

42.8	No dividend or distribution shall bear interest against the Company, save as otherwise provided.

42.9	Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

42.10	The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

42.11	Any dividend or distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Member. Any dividend or distribution which remains unclaimed after a period of six years from the date on which such dividend or distribution becomes payable shall be forfeited and shall revert to the Company.

43	Payment by allotment of Shares

43.1	Whenever the Board has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the Share election has been duly exercised (“the elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

43.2

(a) The shares allotted pursuant to the provisions this Article 43 shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (b) of this Article 43 in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights.

(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article 39, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

43.3	The Board may resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (a) of this Article 43 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

43.4	The Board may on any occasion determine that rights of election and the allotment of shares under this Article 39 shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of members for any purpose whatsoever.

43.5	Any resolution declaring a dividend on shares of any class may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the members.

44	Accounts

44.1	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)	all sales and purchases of goods by the Company; and

(c)	the assets and liabilities of the Company.

44.2	Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

44.3	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors. The books of accounts shall be retained for five (5) years from the date of their preparation, or such other period as specified by the Companies Act.

44.4	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Act or authorised by the Directors or by the Company in general meeting.

44.5	The Directors shall from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Act.

45	Audit

45.1	Subject to applicable law and the rules of the Designated Stock Exchange, the Directors may appoint an Auditor or Auditors on such terms as the Directors determine who shall hold office until otherwise resolved.

45.2	Every Auditor shall have the right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

45.3	Auditors shall at any time during their term of office, upon request of the Directors or any general meeting of the members, make a report on the accounts of the Company in general meeting during their tenure of office.

46	Fiscal Year

The fiscal year of the Company shall end on the 31st day of December in each year unless the Directors prescribe some other period therefor.

47	Capitalisation of Profit and Share Premium

47.1	The Directors or the Company in general meeting, by Ordinary Resolution upon the recommendation of the Directors, may resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts (including, without limitation, the share premium account and capital redemption reserve fund) or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free from distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid-up (as to Issue Price) to and amongst such members in the proportions aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. Provided that a share premium account and a capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

47.2	Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the class of shares or debentures becoming distributable in fractions, and also to authorise any person to enter into, on behalf of all the members entitled thereto, an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up (as to Issue Price), of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

47.3	The Directors shall in accordance with the Companies Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share and may treat any contributed capital or capital surplus as if it were credited to such account. There shall be debited to any share premium account:

(a)	on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital; and

(b)	any other amounts paid out of any share premium account as permitted by the Companies Act.

48	Subscription Rights Reserve

48.1	The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Companies Act.

48.2	If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article 48) maintain in accordance with the provisions of this Article 48 a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by the Companies Act;

(c)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)	the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)	the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by the Companies Act, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrant holder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

48.3	Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (a) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

48.4	The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

48.5	A certificate or report by the Auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

49	RECORD DATE

49.1	For the purpose of determining members entitled to attend meetings, receive payment of any dividend or capitalisation or for any other purpose, the Directors may provide that the Register may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended or closed for transfers for a stated period which shall not in any case exceed thirty (30) days in any year as the Board may determine. In lieu of, or apart from, closing the Register, the Directors may fix in advance or arrears a date as the record date for any such determination of members.

49.2	If the Register is not so closed and no record date is fixed in accordance with Article
49.1, the date on which the notice of the meeting is given or resolution of the Directors declaring a dividend or capitalisation is adopted, as the case may be, shall be the record date for such determination of members or such other date approved by the Directors.

49.3	A determination of the members of record entitled to notice of or to vote at a meeting of the members shall apply at any adjournment of the meeting, provided however, that the Board may fix a new record date for the adjourned meeting.

50	Notices

50.1	A notice may be given by the Company to any member either personally or by sending it by courier, post, cable, telex, telefax or e-mail to him or to his registered address, or (if he has no registered address) to the address, if any, within or without the Cayman Islands supplied by him to the Company for the giving of notice to him. A notice may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice and other document(s) are available there (a “notice of availability”). The notice of availability may be given to the member by any of the means set out above.

50.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting at the expiration of three days (not including Saturdays or Sundays or public holidays) after the letter containing the same is posted, and in any other case at the time at which the letter would be delivered in the ordinary course of post. Any letter sent to an address outside the Cayman Islands shall be sent by courier or airmail.

50.3	Where a notice is sent by cable, telex, telefax or e-mail, service of the notice shall be deemed to be effected by properly addressing and sending such notice and to have been effected on the day received or, if such day is not a working day, on the next working day.

50.4	A notice may be given by the Company to the person or persons where the Company has been advised are entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in prepaid letter addressed to them by name, or by the title of representatives of the deceased or trustee of the bankrupt, or by any like description, at the address, if any, within or without the Cayman Islands supplied for that purpose by the persons claiming to be so entitled, or (until such an address has been supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

50.5	A notice shall be sufficiently given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the Register in respect of the share.

50.6	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)	every person shown as a member in the Register subject, in each case, to the immediately preceding Article; and

(b)	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member where the member but for his death or bankruptcy would be entitled to receive notice of the meeting.

50.7	No other person shall be entitled to receive notices of general meetings.

50.8	A member who is present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.

50.9	Every person who becomes entitled to any share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been given to the person from whom he derives his title.

50.10	Subject to the rights attached to shares, the Directors may fix any date as the record date for a dividend, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, allotment or issue is declared, made or paid.

51	Winding Up

51.1	If the Company is, or is likely to become, unable to pay its debts, the Directors shall have power to present a winding up petition in the name of the Company and/or to apply for the appointment of provisional liquidators in respect of the Company.

51.2	If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Company and any other sanction required by law, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

51.3	If the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. But this Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

52	Indemnity

52.1	Every Director, Secretary, or other officer of the Company (including alternate directors, proxy directors and former directors and officers), any trustee for the time being acting in relation to the Company (including any nominee shareholder holding shares in the Company) and their heirs and personal representatives (each an “Indemnified Person”) shall be entitled to be indemnified out of the assets of the Company against all actions, proceedings, costs, damages, expenses, claims, losses or liabilities which they or any of them may sustain or incur by reason of any act done or omitted in or about the execution of the duties of their respective offices or trusts or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted except to the extent that any of the foregoing arise through his dishonesty.

52.2	No Indemnified Person shall be liable (a) for any loss, damage or misfortune whatsoever which may happen to or be incurred by the Company in the execution of the duties, powers, authorities or discretions of his office or in relation thereto, (b) for the acts, receipts, neglects, defaults or omissions of any other such Director or person or (c) by reason of his having joined in any receipt for money not received by him personally or (d) for any loss on account of defect of title to any property of the Company or (e) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (f) for any loss incurred through any bank, broker or other agent or (g) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on his part or (h) for any other loss or damage due to any such cause as aforesaid except to the extent that any of the foregoing arise through his dishonesty.

52.3	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

52.4	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

53	Registration by Way of Continuation

53.1	The Company, if registered as an exempted company under the Companies Act, may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands which permits or does not prohibit the transfer of the Company to such jurisdiction.

53.2	In furtherance of a resolution passed pursuant to the immediately preceding Article, the Directors shall cause an application to be made to the Registrar of Companies to de-register the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

54	Untraceable Members

54.1	Without prejudice to the rights of the Company in this Article 54, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two (2) consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

54.2	The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three (3) in total number, for any sum payable in cash to the holder of such shares sent during the relevant period in the manner authorized by these Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of the shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

54.3	To give effect to any such sale the Board may authorize some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article 54 shall be valid and effective notwithstanding that the Member holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

55	Disclosure

The Directors and the officers including any secretary or assistant secretary and/or any its service providers (including the registered office provider for the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, any information contained in the Register and books of the Company.

56	Merger and Consolidation

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.

Table of Contents

Article		Page

1	COMPANY NAME	1
2	REGISTERED OFFICE	1
3	OBJECTS	1
4	POWERS OF COMPANY	1
5	LIMITED LIABILITY	2
6	AUTHORISED CAPITAL	2
7	PART VII OF THE COMPANIES ACT (AS REVISED)	2
8	AMENDMENT	2
1	PRELIMINARY	1
2	COMMENCEMENT OF BUSINESS	5
3	ALTERATION OF ARTICLES	5
4	ISSUE OF SHARES, PRINCIPAL AND BRANCH REGISTERS AND OFFICES	5
5	TREASURY SHARES	6
6	REDEMPTION, PURCHASE AND SURRENDER OF OWN SHARES	6
7	CLASS A ORDINARY SHARES	7
8	CLASS B ORDINARY SHARES	7
9	VARIATION OF RIGHTS OF SHARES	10
10	COMMISSION ON SALE OF SHARES	10
11	NON-RECOGNITION OF TRUSTS	11
12	CERTIFICATES FOR SHARES	11
13	JOINT OWNERSHIP OF SHARES	11
14	LIEN	11
15	CALLS ON SHARES	12
16	TRANSFER OF SHARES	13
17	TRANSMISSION OF SHARES	14
18	FORFEITURE OF SHARES	14
19	AMENDMENT OF MEMORANDUM OF ASSOCIATION AND ALTERATION OF CAPITAL	15
20	GENERAL MEETINGS	16
21	PROCEEDINGS AT GENERAL MEETINGS	17
22	VOTES OF MEMBERS	18
23	PROXIES	19
24	CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS AND CLEARING HOUSE	19
25	DIRECTORS	20
26	ALTERNATE DIRECTORS AND PROXY DIRECTORS	21

27	POWERS AND DUTIES OF DIRECTORS	21
28	DIRECTOR OR OFFICER CONTRACTING WITH COMPANY	22
29	APPOINTMENT AND REMOVAL OF DIRECTORS	23
30	BOARD’S POWER TO APPOINT DIRECTORS	23
31	APPOINTMENT AND DURATION	23
32	REMOVAL OF DIRECTORS	24
33	RESIGNATION OF DIRECTORS	24
34	TERMINATION OF DIRECTORS	24
35	PROCEEDINGS OF DIRECTORS	25
36	MANAGING DIRECTOR	26
37	PRESUMPTION OF ASSENT	27
38	MANAGEMENT	27
39	AUDIT COMMITTEE	28
40	OFFICERS	28
41	THE SEAL	28
42	DIVIDENDS AND RESERVE	29
43	PAYMENT BY ALLOTMENT OF SHARES	30
44	ACCOUNTS	32
45	AUDIT	33
46	FISCAL YEAR	33
47	CAPITALISATION OF PROFIT AND SHARE PREMIUM	33
48	SUBSCRIPTION RIGHTS RESERVE	34
49	RECORD DATE	36
50	NOTICES	36
51	WINDING UP	38
52	INDEMNITY	38
53	REGISTRATION BY WAY OF CONTINUATION	39
54	UNTRACEABLE MEMBERS	39
55	DISCLOSURE	40
56	MERGER AND CONSOLIDATION	40